Filed Pursuant to Rule 424(b)(5)
Registration No. 333-257187

Prospectus Supplement (To the Prospectus dated June 30, 2021)

32,388,664 Shares of Common Stock

This prospectus supplement updates, supersedes and amends certain information contained in the prospectus supplement dated June 30, 2021 (the “Original Prospectus”), relating to the offering on a resale basis of an aggregate of 32,388,664 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), including Shares issuable upon the exercise of warrants to purchase up to an aggregate of 15,694,332 shares of Common Stock, at an original exercise price of $2.84 per share (the “Existing Warrants”). The Existing Warrants have been amended as described below under “Amendments to Existing Warrants.”

This prospectus supplement should be read in conjunction with the Original Prospectus, and is qualified by reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement the Original Prospectus from time to time by filing amendments or supplements as required. You should read the entire Original Prospectus and any amendments or supplements carefully before you make an investment decision.

Our common stock is listed on the Nasdaq Global Market under the symbol “BIOR.” On November 4, 2022, the last reported sale price of our common stock on the Nasdaq Global Market was $0.3287 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Original Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

AMENDMENTS TO EXISTING WARRANTS

This prospectus supplement is being filed to disclose the following:

On November 6, 2022, we entered into warrant amendment agreements (the “Warrant Amendment Agreements”) with certain institutional investors under which the Company agreed to amend certain outstanding warrants to purchase up to an aggregate of 10,097,166 shares of common stock that were previously issued in 2021 to such investors, with an exercise price of $2.84 per share.

Under the Warrant Amendment Agreements, with respect to Existing Warrants to purchase up to an aggregate of 10,097,166 shares of common stock held by the institutional investors, the Company agreed to (i) lower the exercise price of such Existing Warrants to $0.3288 per share, (ii) provide that such Existing Warrants, as amended, will not be exercisable until May 9, 2023 and (iii) extend the original expiration date of such Existing Warrants to May 9, 2028. These amendments became effective on November 9, 2022.

Prospectus supplement dated November 9, 2022